Ingersoll-Rand Company Savings and Stock
  Investment Plan

  Independent Auditors' Report
  Financial Statements
  Years Ended December 31, 2000 and 1999
  Supplemental Schedules
  Year Ended December 31, 2000


INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

TABLE OF CONTENTS

                                                               Page

INDEPENDENT AUDITORS' REPORT                                     1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2000 AND 1999:

Statements of Financial Condition                                2

Statements of Income and Changes in Plan Equity                  3

Notes to Financial Statements                                 4-21

SUPPLEMENTAL SCHEDULES (Combined Investment Trust):

Schedule I - Schedule of Assets Held for Investment Purposes at
December 31, 2000                                               22

Schedule II - Schedule of Reportable Transactions for the Year
Ended December 31, 2000                                         23

Other schedules required by Section 2520.103-10 of the DOL Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


INDEPENDENT AUDITORS' REPORT


To the Ingersoll-Rand Company Benefits Committee and
Participants in the Ingersoll-Rand Company Savings and
Stock Investment Plan
Woodcliff Lake, New Jersey

We have audited the accompanying statements of financial condition of the Ingersoll-Rand Company Savings and Stock Investment Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan as of December 31, 2000 and 1999, and the income and changes in plan equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management.
Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2000 financial statements taken as a whole.



/s/ Deloitte & Touche
DELOITTE & TOUCHE LLP
Parsippany, New Jersey
June 26, 2001



INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2000 AND 1999
                                                            2000           1999
Assets:
  Investments at current value -
    Combined Trust Fixed Income Fund               $ 220,866,728  $ 234,765,497
    Combined Trust Mutual Fund                       406,090,952    453,869,229
    Combined Trust Ingersoll-Rand Company Common
      Stock Fund                                     278,863,776    326,943,636

      Total investments                              905,821,456  1,015,578,362

    Participant loans receivable                      24,408,547     26,546,131
    Contributions receivable                           1,088,804      4,138,802
    Due from merged plans                                  -         10,783,785

  Total assets and Plan equity                     $ 931,318,807 $1,057,047,080

  See notes to financial statements.

INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
YEARS ENDED DECEMBER 31, 2000 AND 1999
                                                            2000           1999
Contributions:
    Participants                                   $  51,229,104  $  53,075,655

Investment (loss) income:
    Dividends                                         39,634,921     32,466,088
    Interest                                          16,349,429     16,601,081
    Net (depreciation) appreciation of investments  (149,571,712)   120,300,479

           Net investment (loss) income              (93,587,362)   169,367,648

Total (deductions) additions                         (42,358,258)   222,443,303

Participant withdrawals and distributions             93,457,321    115,463,976

Net (decrease) increase prior to transfers          (135,815,579)   106,979,327

Transfers from other plans, net                       10,087,306     10,653,599

Net (decrease) increase in plan equity              (125,728,273)   117,632,926

Plan equity, beginning of year                     1,057,047,080    939,414,154

Plan equity, end of year                          $  931,318,807 $1,057,047,080

See notes to financial statements.

INGERSOLL-RAND COMPANY SAVINGS AND STOCK INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999

1. PLAN DESCRIPTION

   The following brief description of the Ingersoll-Rand Company
   Savings and Stock Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan
   Document for a more complete description of the Plan's provisions.

   General - Ingersoll-Rand Company (the "Company") adopted the Plan for eligible employees at participating locations. Prior to July 1, 1999, eligible participants could participate in the Plan on the first day of the month following 30 calendar days of employment. Effective July 1, 1999, automatic enrollment was instituted for the Plan, whereby a new employee is automatically enrolled in the Plan upon date of hire with a 2% pre-tax contribution setup. The employee then has a period of approximately 30 days to elect to not contribute to the Plan. Payroll deductions, consequently, do not begin until such period has expired.

   The Chase Manhattan Bank ("Chase") and PricewaterhouseCoopers are the trustee and recordkeeper of the Plan, respectively.

   The Benefits Committee, which is appointed by the Company's
   Board of Directors (or its delegate), administers the Plan. The Finance Committee of the Company's Board of Directors establishes the Plan's investment policies.

   The Company intends to continue the Plan indefinitely. However, the Company retains the right to discontinue the Plan. If the Company discontinues the Plan, all participant account balances become fully vested at the termination date.

   Contributions - Participants may contribute as basic contributions one to six percent (in whole percentages) of their compensation through payroll deductions. Participants contributing 6% of compensation may contribute an additional one to 10% of compensation as supplemental contributions. Participants may use before- or after-tax dollars for part or all of their contributions. Contributions are subject to varying limitations to ensure compliance with Internal Revenue Code requirements. Participants may change their contribution amounts at any time effective the first pay period of the following month by contacting the recordkeeper through its automated Benefits Information Line ("BIL").

   The Company contributes to the Plan via a matching contribution and a Company retirement contribution. The Company matches basic contributions at a rate determined by the Company's Board of Directors. The Plan requires that Company matching contributions be at least 25%, but no more than 100% of participants' basic contributions. For 2000 and 1999, the Company matching contribution was set at 50% of basic contributions. As a Company retirement contribution for certain eligible employees, the Company also contributes to the Plan one percent of the participant's monthly compensation. An additional one percent is contributed to the Plan for employees who meet certain criteria, as outlined in the Plan.

   Effective October 1, 1995, for Company matching contributions, and effective March 1, 1996, for Company retirement contributions, the Plan was amended to provide for an offset to the Company contributions under the Plan with an equivalent benefit to the Plan participants under the I-R/Clark Leveraged Employee Stock Ownership Plan (LESOP), a participating plan in the Ingersoll-Rand Company Combined Investment Trust (the "Combined Trust"). Amounts accrued under the Plan prior to the effective dates of these amendments remain in the Plan unaffected.

   Participant contributions are always 100% vested. Company matching and retirement contributions, including those provided to the LESOP, vest on a five-year, graded-vesting schedule. Employees are immediately 20% vested. After completing two years of service, the vested percentage increases in increments of 20% per year until fully vested after five years of service. All Company matching and retirement contributions become 100% vested if a participant is disabled or his or her employment terminates due to retirement or death.

   Investment Options - The Plan assets are held in the Combined
   Trust, together with assets from other participating plans.

   Participants may invest their contributions, in multiples of 1%, in one or more of the following funds:

   O Fixed Income Fund - A fund that invests in securities that produce a fixed rate of return. Investments may include United States government securities, corporate bonds, notes, debentures, convertible securities, preferred stocks, investment funds or investment contracts.

   O Mutual Fund - Prior to March 1, 1997, participants could select from the following mutual funds: Fidelity Fund, Fidelity Growth and Income Portfolio, Fidelity U.S. Equity Index Portfolio, and Fidelity Magellan Fund. After March 1, 1997, participants were able to select from the following mutual funds: Fidelity Growth and Income Portfolio, Fidelity Magellan Fund, Templeton Foreign Fund, Fidelity Contra Fund, Fidelity Low-Priced Stock Fund, Fidelity U.S. Equity Index Commingled Pool Fund (formerly known as the Fidelity Institutional S&P 500 Index), Putnam Vista Fund and Putnam New Opportunities Fund. Each fund consists of a portfolio of common stocks or other securities based on the fund's investment objective. Prospectuses are available from the respective fund's management company.

   O Ingersoll-Rand Company Common Stock Fund - A fund consisting primarily of the Company's Common Stock. Prior to December 1, 1998, this fund limited a participant's investment to 50% of current contributions or account balance on transfers. Effective December 1, 1998, participants are permitted to invest up to 100% of current contributions or account balance on transfers into this fund.

   Each fund reinvests its income in that fund.

   On any business day, participants may change their allocation of future contributions and transfer prior contributions between funds. Transfers of prior contributions must be made in whole percentages.

   Participants have several options that permit access to their contributions, earnings, and certain vested Company contributions. These options are subject to certain rules and restrictions.

   Distributions and Withdrawals - Plan distributions may be in the form of a lump sum or in such other manner that the Benefits
   Committee may permit. In addition, effective December 1, 1998, Plan participants who separate from service may elect distributions of at least $500 on a daily basis.

   At December 31, 2000 and 1999, the number of participants with balances in the Plan approximated 19,400 and 18,200, respectively. The number of participants contributing to each of the Plan's funds at December 31, 2000, were approximately:

   Fixed Income Fund                                       11,100
   Mutual Fund:
        Templeton Foreign Fund                              1,500
        Fidelity Contra Fund                                3,200
        Putnam Vista Fund                                   3,500
        Fidelity U.S. Equity Index Commingled Pool Fund     5,000
        Fidelity Low-Priced Stock Fund                      1,900
        Fidelity Growth and Income Portfolio                5,800
        Putnam New Opportunities Fund                       5,100
        Fidelity Magellan Fund                              5,600
   Ingersoll-Rand Company Common Stock Fund                 7,600


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation - The Plan follows the accrual method of accounting.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Benefits Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

   Valuation of Investments - Plan assets are part of the Combined Trust, which provides unified investment management. Chase invests the Plan assets in the various Combined Trust investment funds.

   Separate participant accounts are maintained by investment fund. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

   The Putnam Managed Accounts are recorded at their respective contract values. Contract value equals principal plus cumulative interest earned, reduced by distributions.

   The Metropolitan Life Insurance ("MetLife") Stable Income Fund invests in a group annutiy contract which is carried at contract value, an approximation of current value.

   The PIMCO Stable Value Contract is carried at contract value, which equals net deposits plus credited interest.

   The Chase Domestic Liquidity Fund contains short-term debt, bank certificates of deposit and collateralized repurchase agreements. The carrying value of these investments is a reasonable estimate of their current value due to the short-term nature of the instruments. Rates of return on the money-market funds vary with the instruments purchased and changes in short-term interest rates.

   The financial statements report investments in the Mutual Funds and the Ingersoll-Rand Company Common Stock Fund at current value based on published market quotations.

   Security Transactions and Investment Income - Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the participant's average unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

   The statement of income and changes in plan equity includes unrealized appreciation or depreciation in accordance with the policy of stating investments at current value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

   Contributions - Participant and Company matching contributions are contributed to the Combined Trust or the LESOP trust, as applicable, on a monthly basis. Participant contributions for each fund are based on the participants' investment decisions. Company retirement contributions are contributed to the Combined Trust or the LESOP after the end of each month or annually, as outlined in the Plan. The Company matching and retirement contributions may be made to the Combined Trust or LESOP in cash or Company stock.

   Forfeitures - Forfeitures of nonvested Company contributions occur when participants are terminated. Forfeitures of $127,733 in 2000 and $244,158 in 1999 were or will be used to reduce future Company contributions. Effective April 8, 2000, forfeitures may also be used to make Company contributions other than Company Matching Contributions and Company Retirement Contributions.

   Expenses of the Plan - Most expenses associated with the administration of the Plan and the Combined Trust are paid for by the Company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments.

   Benefit Obligations - Distributions to terminated employees are recorded in the Plan's financial statements when paid. The approved and unpaid amounts were $1,934,376 and $2,197,703 at December 31, 2000 and 1999, respectively. These amounts will be reflected as liabilities on the Plan's Form 5500 in accordance with Department of Labor Regulations.

3. FIXED INCOME FUND

   Investments in the Fixed Income Fund at December 31 were as follows:

                                              2000           1999

   Putnam Managed Accounts           $ 125,128,764  $ 146,624,228
   Chase Domestic Liquidity Fund        19,236,393     40,092,278
   MetLife Stable Income Fund           73,988,601     77,203,061
   PIMCO Stable Value Contract          91,844,955     96,404,638

   Total Combined Trust Fixed Income
     Fund                              310,198,713    360,324,205
   Less other plans                     89,331,985    125,558,708

   Plan investment in Fixed Income
     Fund                            $ 220,866,728  $ 234,765,497

   At December 31, 2000 and 1999, certain assets of the Combined Trust were invested in synthetic investment contracts. The Putnam Managed Accounts consist principally of an investment agreement between the Company and Putnam and a wrapper contract with a financially responsible third party which provides liquidity, or benefit responsiveness.

   The Putnam Managed Account under contract at December 31, 2000 was:


                                 Guaranteed
                     Average        Rate	          Maturity
      Amount          Yield       of Return                 Date

   $125,128,764      5.96%        6.630%      None - end upon written notice

   The Putnam Managed Account II terminated on November 8, 2000.

   The Putnam Managed Accounts under contract at December 31, 1999 were:

                      Average     Net Crediting           Maturity
      Amount           Yield      Interest Rate             Date

   $111,123,599        6.85%         6.264%    None - end upon written notice
     35,500,629        6.75          6.081     None - end upon written notice

   $146,624,228

   The net crediting rate for all synthetic investment contracts is reset twice a year, on January 1 and July 1. In no event is the net crediting rate reset below 0%.

   The Chase Domestic Liquidity Fund reported an annualized rate of return as of December 31 of 6.428% in 2000 and 5.297% in 1999.

   The MetLife Stable Income Fund invests in a group annuity contract which is carried at contract value, an approximation of current value. Interest rates credited to the fund were 6.06% from January 1, 1999 through May 31, 1999; 6.16% from June 1, 1999 through December 31, 1999; 6.06% from January 1, 2000 through June 30, 2000; 6.23% from July 1, 2000 through December 31, 2000. This contract has no expiration date. The MetLife group annuity contract consists principally of an investment agreement between the Company and MetLife in which MetLife maintains a separate account for the investment of participants' assets in an actively managed institutional bond fund.

   The PIMCO Stable Value Contract was purchased by the Plan on August 3, 1998. The fund is comprised of a separate account fixed income portfolio actively managed by PIMCO and a book value wrap contract issued by AIG Financial Products. The book value wrap contract allows for the portfolio to be carried at contract value, which equals net deposits plus credited interest. The contract has no expiration date. Interest rates credited to the fund were 6.22% from January 1, 1999 through March 31, 1999; 6.14% from April 1, 1999 through May 20, 1999;
   6.27% from May 21, 1999 through June 30, 1999; 6.21% from July 1, 1999 through September 30, 1999; and 6.18% from October 1, 1999 through December 31, 1999; 6.08% from January 1, 2000 through January 30, 2000; 6.00% from January 31, 2000 through March 31, 2000; 6.07% from April 1, 2000 through June 30, 2000;
   5.90% from July 1, 2000 through September 30, 2000; and 6.21% from October 1, 2000 through December 31, 2000.

4. MUTUAL FUND

   Investments in the Mutual Fund at December 31 were as follows:

                                                2000           1999

   Templeton Foreign Fund               $  8,427,712   $ 11,586,291
   Fidelity Contra Fund                   30,178,848     37,510,026
   Putnam Vista Fund                      47,764,103     48,320,134
   Fidelity U.S. Equity Index Commingled
     Pool Fund                            97,089,713    135,905,290
   Fidelity Low-Priced Stock Fund         14,679,402     14,615,615
   Fidelity Growth and Income Portfolio   83,029,238    117,689,091
   Putnam New Opportunities Fund          57,971,107     76,149,767
   Fidelity Magellan Fund                 67,891,609     95,900,248
   Fidelity U.S. Equity Index Portfolio        -          1,475,468
   Fidelity Fund                               -          1,090,502

   Total Combined Trust Mutual Fund      407,031,732    540,242,432
   Less other plans                          940,780     86,373,203

   Plan investment in Mutual Fund       $406,090,952   $453,869,229

   The total cost of the Combined Trust Mutual Fund was $369,720,898 and $374,792,330 at December 31, 2000 and 1999, respectively.

   Net realized and unrealized (depreciation) appreciation of investments for the years ended December 31 were as follows:

                                                2000           1999

   Templeton Foreign Fund               $   (973,936)   $ 2,564,435
   Fidelity Contra Fund                   (6,301,456)     1,704,124
   Putnam Vista Fund                     (12,491,479)    11,179,611
   Fidelity U.S. Equity Index Commingled
     Pool Fund                           (10,090,468)    24,092,796
   Fidelity Low-Priced Stock Fund            333,950       (215,761)
   Fidelity Growth and Income Portfolio  (10,808,648)     3,429,563
   Putnam New Opportunities Fund         (29,326,885)    25,073,179
   Fidelity Magellan Fund                (10,481,802)    10,097,567
   Fidelity U.S. Equity Index Portfolio      (16,473)       221,356
   Fidelity Fund                             (15,224)       145,206

   Total Combined Trust Mutual Fund      (80,172,421)    78,292,076
   Putnam Managed Accounts                  (339,541)          -
   Less other plans                         (247,192)    11,608,166

   Net Plan (depreciation)
     appreciation                       $(80,264,770)   $66,683,910

5. INGERSOLL-RAND COMPANY COMMON STOCK FUND

   Investments in the Ingersoll-Rand Company Stock Fund at December 31 were as follows:
                                                2000           1999

   Ingersoll-Rand Company Common Stock  $288,178,558   $357,300,067
   Chase Domestic Liquidity Fund           2,534,105      1,160,681

   Total Combined Trust Ingersoll-Rand
     Company Common Stock Fund           290,712,663    358,460,748
   Less other plans                       11,848,887     31,517,112

   Plan investment in Ingersoll-Rand
     Company Common Stock Fund          $278,863,776   $326,943,636

   The Company Common Stock Fund investment in Ingersoll-Rand
   Company common stock at December 31, 2000 and 1999 included
   6,881,876 shares and 6,488,991 shares, respectively.  At
   December 31, 2000 and 1999, the average cost of these shares was $205,653,151 and $162,888,525, respectively.

   Net realized and unrealized (depreciation) appreciation of investments for the years ended December 31 were as follows:

                                               2000           1999

   Total Combined Trust Ingersoll-Rand
     Company Common Stock Fund         $(79,738,091)   $58,332,187
   Less other plans                     (10,431,149)     4,715,618

   Net Plan (depreciation)
     appreciation                      $(69,306,942)   $53,616,569

6. INVESTMENTS

   The following investments represent 5 percent or more of the Plan's net assets at December 31.

                                               2000           1999

   Fixed Income Fund                  $ 220,866,728 $  234,765,497
   Putnam Vista Fund                     47,629,280     42,090,492
   Fidelity U.S. Equity Index Commingled
     Pool Fund                           96,703,304    119,660,007
   Fidelity Growth and Income Portfolio  82,831,596     96,206,624
   Putnam New Opportunities Fund         57,863,772     64,458,725
   Fidelity Magellan Fund                67,807,485     77,240,800
   Ingersoll-Rand Company Common
     Stock Fund *                       278,863,776    326,943,636

   * Nonparticipant-directed

7. LOAN FUND

   The Plan allows participants to borrow from their vested account balance subject to certain limits. Loans are withdrawn from the participants' accounts in a sequence outlined in the Plan.

   The number of loans outstanding at December 31, 2000 and 1999 was 6,923 and 7,441, respectively.

   The Benefits Committee establishes the loan interest rate and reviews the rate quarterly. The loan rate may be adjusted each quarter in order to reflect the current prime rate. The interest rate on new loans was 9% and 10% in 2000 and 9% in 1999. Interest charges begin 60 days after the initial loan date.

   Loans are repaid in equal installments through payroll deductions over a maximum of five years. Loan repayments consist of interest and principal, and are reinvested according to the participant's current investment elections. If a participant terminates employment with the Company, any outstanding loan balance is considered a distribution.


8. DIVIDEND AND INTEREST INCOME

   Dividend and interest income for all investments at December 31 were as follows:

                                               2000           1999

   Total Combined Trust                 $64,916,178    $61,207,205
   Less other plans                       8,931,828     12,140,036

   Net Plan dividend and interest income
     from investments                   $55,984,350    $49,067,169

9. TAX STATUS

   The Internal Revenue Service has determined and informed the Company by letter dated October 27, 1999 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

10.TRANSFERS TO/FROM OTHER PLANS
   The Ingersoll-Dresser Pump Company ("IDP") was sold in the current year to Flowserve Corporation ("Flowserve"). Effective October 31, 2000, the total account balances of participants who were employed by IDP and became an employee of Flowserve were transferred to the qualified defined contribution 401(k) plan maintained by Flowserve at which time the Plan's assets were removed from the Combined Trust. Effective December 31, 2000, the total accounts of participants which were not transferred to the qualified 401(k) defined contribution plan maintained by Flowserve were merged into the Ingersoll-Rand Company Savings and Stock Investment Plan.

   Effective December 31, 1999, the assets of the Johnstone Pump Co. Savings Plan; Monarch Hardware, Inc. Profit Sharing Plan; Zimmerman Handling Systems, Ingersoll-Rand's Employees 401(k) Plan; and Torrington Rockford Salary Savings Plan (collectively, the "Merged Plans") were merged into the Plan. During March 2000, the existing participant balances in the Merged Plans were transferred to the investment options available in the Plan that were elected by each participant.

   Effective November 8, 1999, certain assets of the Harrow Products, Inc. 401(k) Savings Plan & Trust (the "Harrow Plan") were merged into the Plan. During March 2000, the existing participant balances in the Harrow Plan were transferred to the investment options available in the Plan that were elected by each participant.

   During July 1999, the assets of the Palm Sales/Towmaster 401(k) Profit Sharing Plan and Trust (the "Palm Sales Plan") were merged into the Plan. Existing participant balances in the Palm Sales Plan were transferred to the investment options available in the Plan that were elected by each participant.

   During July 1999, certain assets of the CDS Midwest, Inc. Bargaining Unit Employee Retirement and Savings Plan (the "CDS Plan") were transferred into the Plan. Existing participant balances in the CDS Plan were transferred to the investment options available in the Plan that were elected by each participant.

   Effective December 31, 1998, the LCN Closers Employees' Profit Sharing Plan (the "LCN Plan") was merged into the Plan. During January 1999, the existing participant balances in the LCN Plan were transferred to the investment options available in the Plan that were elected by each participant during December 1998.

11.SUBSEQUENT EVENTS

   Effective December 31, 2000, Ingersoll-Rand Company completed the sale of the assets of the ALCO Building Products ("ALCO") business unit of Steelcraft to LaForce, Inc. As a result of the sale, effective December 29, 2000, a trust to trust transfer of the assets held in the Ingersoll-Rand Company Savings and Stock Investment Plan was approved for the benefit of participants who were former employees of ALCO and who, on December 29, 2000 became employees of LaForce, Inc. The value of such assets is to be determined and transferred to LaForce, Inc. as soon as administratively practicable.

12.COMBINED INVESTMENT TRUST FINANCIAL INFORMATION

   At December 31, 2000 and 1999, the Plan had an 89% and 81% participation, respectively, in the Combined Trust. The financial statements for the Combined Trust are prepared on the modified cash basis of accounting, which is substantially the same as the accrual basis of accounting. The financial statements of the Combined Trust with explanatory footnotes for the years ended December 31, 2000 and 1999 follow.

INGERSOLL-RAND COMPANY COMBINED INVESTMENT TRUST

STATEMENTS OF NET ASSETS
DECEMBER 31, 2000 AND 1999
                                             2000             1999

ASSETS:
 Investments:
  Fixed Income Fund -
     Chase Domestic Liquidity Fund   $  19,236,393   $  40,092,278
     Putnam Managed Accounts           125,128,764     146,624,228
     MetLife Stable Income Fund         73,988,601      77,203,061
     PIMCO Stable Value Contract        91,844,955      96,404,638

  Total Fixed Income Fund              310,198,713     360,324,205

  Mutual Fund -
     Templeton Foreign Fund              8,427,712      11,586,291
     Fidelity Contra Fund               30,178,848      37,510,026
     Putnam Vista Fund                  47,764,103      48,320,134
     Fidelity U.S. Equity Index
       Commingled Pool Fund             97,089,713     135,905,290
     Fidelity Low-Priced Stock Fund 14,679,402 14,615,615 Fidelity Growth and Income
       Portfolio                        83,029,238     117,689,091
     Putnam New Opportunities Fund      57,971,107      76,149,767
     Fidelity Magellan Fund             67,891,609      95,900,248
     Fidelity U.S. Equity Index
       Portfolio                             -           1,475,468
     Fidelity Fund                           -           1,090,502

  Total Mutual Fund                    407,031,732     540,242,432

  Ingersoll-Rand Company Common Stock
    Fund                               290,712,663     358,460,748

  Total investments at current value
    (cost - $888,149,351 in 2000;
    $898,976,910 in 1999)            1,007,943,108   1,259,027,385

  Participant loans receivable          24,408,547      36,561,745

TOTAL ASSETS                         1,032,351,655   1,295,589,130

LIABILITIES:
  Loan payable                           6,216,851          -

TOTAL LIABILITIES                        6,216,851          -

NET ASSETS                          $1,026,134,804  $1,295,589,130


See notes to financial statements.


INGERSOLL-RAND COMPANY COMBINED INVESTMENT TRUST

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2000 AND 1999
                                                    2000           1999
Changes in net assets:
  Contributions received                 $    65,356,470   $  64,899,274
  Dividends and interest income from
    investments                               64,916,178      61,207,205
  Net (depreciation) appreciation of
    investments                             (160,250,053)    136,624,263

Total (deductions) additions                 (29,977,405)    262,730,742

Participant withdrawals and distributions    132,583,862     127,617,488

Net (decrease) increase prior to transfers  (162,561,267)    135,113,254

Transfers (to) from other plans, net        (106,893,059)     31,041,033

(Decrease) increase in net assets for the
  year                                      (269,454,326)    166,154,287

Net assets, beginning of year               1,295,589,130  1,129,434,843

Net assets, end of year                    $1,026,134,804 $1,295,589,130


See notes to financial statements.


INGERSOLL-RAND COMPANY COMBINED INVESTMENT TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999

a. Trust Description

   The Combined Investment Trust (the "Combined Trust") provides unified investment management of the assets of several plans sponsored by Ingersoll-Rand Company and certain of its subsidiaries (collectively, the "Companies"). The participating plans include the Ingersoll-Rand Company Savings Plan for Bargaining Unit Employees, the Ingersoll-Dresser Pump Company Savings and Investment Plan, the Ingersoll-Rand Company Savings and Stock Investment Plan, the I-R/Clark Leveraged Employee Stock Ownership Plan, the Ingersoll-Rand/Thermo King Savings and Stock Investment Plan and the Ingersoll-Rand/Thermo King Retirement Savings Plan of Puerto Rico (collectively, the "Plans"). The participants of the Plans are eligible employees of the Companies. The Chase Manhattan Bank ("Chase") is the trustee and recordkeeper of the Combined Trust. The Combined Trust maintains separate participant accounts by investment fund. These accounts record contributions, withdrawals and transfers, and reflect investment earnings and changes in market value.

   Certain of the Plans, namely the I-R/Clark Leveraged Employee Stock Ownership Plan, the Ingersoll-Rand/Thermo King Savings and Stock Investment Plan and the Ingersoll-Rand/Thermo King Retirement Savings Plan of Puerto Rico participate only through investment in the Fixed Income Fund and/or the Ingersoll-Rand Company Common Stock Fund of the Combined Trust.

b. Summary of Significant Accounting Policies

   Basis of Presentation - The Combined Trust uses the modified cash basis of accounting which is substantially the same as the accrual basis of accounting.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Benefits Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

   Valuation of Investments - The Putnam Managed Accounts are recorded at their respective contract values. Contract value equals principal plus cumulative interest earned, reduced by distributions.

   The Metropolitan Life Insurance ("MetLife") Stable Income Fund invests in a group annutiy contract which is carried at contract value, an approximation of current value.

   The PIMCO Stable Value Contract is carried at contract value, which equals net deposits plus credited interest.

   The Chase Domestic Liquidity Fund contains short-term debt, bank certificates of deposit and collateralized repurchase agreements. The carrying value of these investments is a reasonable estimate of their current value due to the short-term nature of the instruments. Rates of return on the money-market funds vary with the instruments purchased and changes in short-term interest rates.

   The financial statements report investments in the Mutual Funds and the Ingersoll-Rand Company Common Stock Fund at current value based on published market quotations.

   Security Transactions and Investment Income - Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the participant's average unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

   The statement of changes in net assets includes unrealized appreciation or depreciation in accordance with the policy of stating investments at current value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

   Contributions and Expenses - The Combined Trust records contributions when received from the participating Plans. It reports disbursements from the participating Plans for participant withdrawals, loans and Plan to Plan transfers when paid.

   Most expenses associated with the administration of the participating Plans and the Combined Trust are paid for by the Companies. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments.

c. Investments

   At December 31, 2000 and 1999, certain assets of the Combined Trust were invested in synthetic investment contracts. The Putnam Managed Accounts consist principally of an investment agreement between the Company and Putnam and a wrapper contract with a financially responsible third party which provides liquidity, or benefit-responsiveness.

   The Putnam Managed Account under contract at December 31, 2000 was:

                                 Guaranteed
                     Average        Rate                  Maturity
        Amount        Yield       of Return                 Date

    $125,128,764      5.96%        6.630%      None - end upon written notice



   The Putnam Managed Account II terminated on November 8, 2000.

   The Putnam Managed Accounts under contract at December 31, 1999 were:

                                 Guaranteed
                     Average        Rate                 Maturity
      Amount          Yield      of Return                 Date

   $111,123,599       6.85%        6.264%     None - end upon written notice
     35,500,629       6.75         6.081      None - end upon written notice

   $146,624,228


   The net crediting rate for all synthetic investment contracts is reset twice a year, on January 1 and July 1. In no event is the net crediting rate reset below 0%.

   The Chase Domestic Liquidity Fund reported an annualized rate of return as of December 31 of 6.428% in 2000 and 5.297% in 1999.

   The MetLife Stable Income Fund invests in a group annuity contract which is carried at contract value, an approximation of current value. Interest rates credited to the fund were 6.06% from January 1, 1999 through May 31, 1999; 6.16% from June 1, 1999 through December 31, 1999; 6.06% from January 1, 2000 through June 30, 2000; and 6.23% from July 1, 2000 through December 31, 2000. This contract has no expiration date. The MetLife group annuity contract consists principally of an investment agreement between the Company and MetLife in which MetLife maintains a separate account for the investment of participants' assets in an actively managed institutional bond fund.

   The PIMCO Stable Value Contract was purchased by the Combined Trust on August 3, 1998. The fund is comprised of a separate account fixed income portfolio actively managed by PIMCO and a book value wrap contract issued by AIG Financial Products. The book value wrap contract allows for the portfolio to be carried at contract value, which equals net deposits plus credited interest. The contract has no expiration date. Interest rates credited to the fund were 6.22% from January 1, 1999 through March 31, 1999; 6.14% from April 1, 1999 through May 20, 1999;
   6.27% from May 21, 1999 through June 30, 1999; 6.21% from July 1, 1999 through September 30, 1999; 6.18% from October 1, 1999 through December 31, 1999; 6.08 % from January 1, 2000 through January 30, 2000; 6.00% from January 31, 2000 through March 31, 2000; 6.07% from April 1, 2000 through June 30, 2000; 5.90% from
   July 1, 2000 through September 30, 2000; and 6.21% from October 1, 2000 through December 31, 2000.

   The total cost of the Combined Trust Mutual Fund was $369,720,898 and $374,792,330 at December 31, 2000 and 1999,
   respectively.

   The Company Common Stock Fund investment in Ingersoll-Rand
   Company common stock at December 31, 2000 and 1999 included
   6,881,876 shares and 6,488,991 shares, respectively.  At
   December 31, 2000 and 1999, the average cost of these shares was $205,653,151 and $162,888,525, respectively.

   Net realized gain (loss) on securities sold of the Combined
   Trust's investments for the years ended December 31 were as follows:

                                              2000            1999

Mutual Fund:
  Templeton Foreign Fund                $   (4,852)    $   (91,276)
  Fidelity Contra Fund                     682,634       1,203,074
  Putnam Vista Fund                      5,872,371       1,820,135
  Fidelity U.S. Equity Index Commingled
    Pool Fund                           14,531,169       8,701,850
  Fidelity Low-Priced Stock Fund           (36,658)       (284,031)
  Fidelity Growth and Income Portfolio   9,833,713       8,826,501
  Putnam New Opportunities Fund          8,418,590       2,836,978
  Fidelity Magellan Fund                 7,867,764       4,081,607
  Fidelity U.S. Equity Index Portfolio     514,590          70,592
  Fidelity Fund                            287,529          11,070

Total Mutual Fund                       47,966,850      27,176,500
Ingersoll-Rand Company Common Stock
  Fund                                  32,148,044      51,455,799
Putnam Managed Accounts                   (339,541)         -

Net realized gain                      $79,775,353     $78,632,299


   Net unrealized (loss) gain of the Combined Trust's investments for the years ended December 31 were as follows:

                                              2000           1999

Mutual Fund:
  Templeton Foreign Fund              $   (969,084)   $ 2,655,711
  Fidelity Contra Fund                  (6,984,090)       501,050
  Putnam Vista Fund                    (18,363,850)     9,359,477
  Fidelity U.S. Equity Index Commingled
    Pool Fund                           (24,621,637)   15,390,946
  Fidelity Low-Priced Stock Fund            370,608        68,270
  Fidelity Growth and Income Portfolio  (20,642,361)   (5,396,938)
  Putnam New Opportunities Fund         (37,745,475)   22,236,201
  Fidelity Magellan Fund                (18,349,566)    6,015,960
  Fidelity U.S. Equity Index Portfolio     (531,063)      150,764
  Fidelity Fund                            (302,753)      134,136

Total Mutual Fund                      (128,139,271)   51,115,577
Ingersoll-Rand Company Common Stock
  Fund                                 (111,886,135)    6,876,387

Net unrealized (loss) gain            $(240,025,406)  $57,991,964

   The following investments represent 5 percent or more of the Combined Trust's net assets at December 31.

                                               2000          1999


     Putnam Managed Accounts           $125,128,764  $146,624,228
     MetLife Stable Income Fund          73,988,601    77,203,061
     PIMCO Stable Value Contract         91,844,955    96,404,638
     Fidelity U.S. Equity Index
       Commingled Pool Fund              97,089,713   135,905,290
     Fidelity Growth and Income
       Portfolio                         83,029,238   117,689,091
     Putnam New Opportunities Fund       57,971,107    76,149,767
     Fidelity Magellan Fund              67,891,609    95,900,248
     Ingersoll-Rand Company Common
       Stock Fund *                     290,712,663   358,460,748

    * Nonparticipant-directed


d. Tax Status

   The Ingersoll-Rand Company Savings Plan for Bargaining Unit Employees, the Ingersoll-Dresser Pump Company Savings and Investment Plan, the Ingersoll-Rand Company Savings and Stock Investment Plan, the I-R/Clark Leveraged Employee Stock Ownership Plan, and the Ingersoll-Rand/Thermo King Savings and Stock Investment Plan are intended to be qualified under Code
   Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and are intended to be exempt from taxation under Section 501(a) of the Code. Each plan has received a favorable determination letter from the Internal Revenue Service. A favorable determination letter for the Ingersoll-Rand/Thermo King Retirement Savings Plan of Puerto Rico was received from the tax revenue authorities in Puerto Rico that the Plan is qualified under Section 1165 of the Puerto Rico Internal Revenue Code of 1994. The plan administrator believes that the Plans are currently designed and being operated in compliance with the applicable requirements of the U.S. and Puerto Rico Internal Revenue Codes. Therefore, no provision for income taxes has been included in the Combined Trust's financial statements.

e. Participant Loans Receivable
   Participants in certain Plans may borrow from their vested account balances subject to terms defined by the individual
   Plans.

f. Transfers to/from Other Plans
   The Ingersoll-Dresser Pump Company ("IDP") was sold in the current year to Flowserve Corporation ("Flowserve"). Effective October 31, 2000, the total account balances of participants who were employed by IDP and became an employee of Flowserve were transferred to the qualified defined contribution 401(k) plan maintained by Flowserve at which time the Plan's assets were removed form the Combined Trust. Effective December 31, 2000, the total accounts of participants who were not transferred to the qualified 401(k) defined contribution plan maintained by Flowserve were merged into the Ingersoll-Rand Company Savings and Stock Investment Plan.

   Effective July 1, 2000, Putnam Investments ("Putnam") became trustee and recordkeeper of the Ingersoll-Rand Company Savings Plan for Bargaining Unit Employees at which time the Plan's assets were removed from the Combined Trust and transferred to Putnam.

   Effective December 31, 1999, the assets of the Johnstone Pump Co. Savings Plan; Monarch Hardware, Inc. Profit Sharing Plan; Zimmerman Handling Systems, Ingersoll-Rand's Employees 401(k) Plan; and Torrington Rockford Salary Savings Plan (collectively, the "Merged Plans") were merged into the Combined Trust. During March 2000, the existing participant balances in the Merged Plans were transferred to the investment options available in the Ingersoll-Rand Company Savings and Stock Investment Plan that were elected by each participant.

   Effective November 8, 1999, certain assets of the Harrow Products, Inc. 401(k) Savings Plan & Trust (the "Harrow Plan") were merged into the Combined Trust. During March 2000, the existing participant balances in the Harrow Plan were transferred to the investment options available in the Ingersoll-Rand Company Savings and Stock Investment Plan that were elected by each participant.

   During July 1999, the assets of the Palm Sales/Towmaster 401(k) Profit Sharing Plan and Trust were merged into the Combined Trust. Existing participant balances in this plan were transferred to the investment options available in the Ingersoll-Rand Company Savings and Stock Investment Plan that were elected by each participant.

   During July 1999, certain assets of the CDS Midwest, Inc.
   Bargaining Unit Employee Retirement and Savings Plan were transferred into the Combined Trust. Existing participant balances in this plan were transferred to the investment options available in the Ingersoll-Rand Company Savings and Stock
   Investment Plan that were elected by each participant.

   Effective December 31, 1998, the assets of the LCN Closers Employees' Profit Sharing Plan (the "LCN Plan") were merged into the Combined Trust. During January 1999, the existing participant balances in the LCN Plan were transferred to the investment options available in the Ingersoll-Rand Company Savings and Stock Investment Plan that were elected by each participant during December 1998.

g. Subsequent Events

   Effective December 31, 2000, Ingersoll-Rand Company completed the sale of the assets of the ALCO Building Products ("ALCO") business unit of Steelcraft to LaForce, Inc. As a result of the sale, effective December 29, 2000, a trust to trust transfer of the assets held in the Ingersoll-Rand Company Savings and Stock Investment Plan was approved for the benefit of participants who were former employees of ALCO and who, on December 29, 2000 became employees of LaForce, Inc. The value of such assets is to be determined and transferred to LaForce, Inc. as soon as administratively practicable.

                                 * * * *



						  SCHEDULE I

INGERSOLL-RAND COMPANY COMBINED INVESTMENT TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
YEAR ENDED DECEMBER 31, 2000


   Identity of Issue               Description of Investment    Shares, Units,	   Current Value
                                                               Principal Amount
Guaranteed Investment Contracts:
Putnam Managed Account I            6.630%; no maturity               -           $  125,128,764
MetLife Stable Income Fund          Group Annuity Contract            -               73,988,601
PIMCO Stable Value Contract         Group Annuity Contract            -               91,844,955

Mutual Funds:
Templeton Foreign Fund              Open-end Mutual Fund           815,059             8,427,712
Fidelity Contra Fund                Open-end Mutual Fund           613,765            30,178,848
Putnam Vista Fund                   Open-end Mutual Fund         3,668,518            47,764,103
Fidelity U.S. Equity Index
  Commingled Pool Fund              Open-end Mutual Fund         2,534,318            97,089,713
Fidelity Low-Priced Stock Fund      Open-end Mutual Fund           634,922            14,679,402
Fidelity Growth and Income
  Portfolio                         Open-end Mutual Fund         1,972,191            83,029,238
Putnam New Opportunities Fund       Open-end Mutual Fund           988,931            57,971,107
Fidelity Magellan Fund              Open-end Mutual Fund           569,083            67,891,609

Ingersoll-Rand Company Common
  Stock Fund                               Class A               6,881,876           290,712,663
Chase Domestic Liquidity Fund         Money Market Fund                               19,236,393
Participant Loans Receivable    Due 1/1/99 - 12/31/05; 6% - 10%                       24,408,547

TOTAL INVESTMENTS                                                                 $1,032,351,655


Note: The cost of the investment in the Ingersoll-Rand Company Common Stock fund at December
      31, 2000 was $205,653,151.


INGERSOLL-RAND COMPANY COMBINED INVESTMENT TRUST				SCHEDULE II
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2000
                                                                                            Current Value
                                                                        Expense              of Asset on
              Identity of         Description   Purchase    Selling  Incurred with Cost of  Transaction   Net Gain
             Party Involved         of Asset      Price      Price    Tramsaction   Asset       Date       (Loss)

Series of Transactins:

Ingersoll-Rand Company Common Stock  Class A  $81,174,777  $   -      $ 61,461        -     $ 81,113,316 $    -
Ingersoll-Rand Company Common Stock  Class A       -      45,116,671    32,525   24,079,799   45,116,671  21,004,347





                   INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-42133 of Ingersoll-Rand Company on Form S-8 of our report dated June 26, 2001, appearing in this Annual Report on Form 11-K of Ingersoll-Rand Company Savings and Stock Investment Plan for the year ended December 31, 2000.


/S/  Deloitte & Touche
DELOITTE & TOUCHE LLP
Parsippany, New Jersey
June 26, 2001